Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with Limited Liability)

(SEHK Stock Code: 6883)

GRANT OF SHARE OPTIONS AND RESTRICTED SHARES

The Board announces that on August 28, 2014, the Company has granted (i) share options to subscribe for a total of 33,993 Shares; and (ii) restricted shares in respect of a total of 17,001 Shares, pursuant to the 2011 Share Incentive Plan.

The board of directors (the “Board”) of Melco Crown Entertainment Limited (the “Company”) announces that on August 28, 2014, the Company has granted to an employee (i) share options (the “Share Options”) to subscribe for a total of 33,993 ordinary shares of US$0.01 each of the Company (the “Shares”) and (ii) restricted shares in respect of a total of 17,001 Shares pursuant to the 2011 share incentive plan adopted on October 6, 2011 (the “2011 Share Incentive Plan”). Details of the grants are as follows.

(i)	Share Options

Date of grant	August 28, 2014
Exercise price	US$9.6554 per Share
Number of underlying Shares involved	33,993
Closing price of the Shares on the date of grant	US$9.56 per Share
Validity period of the Share Options	The Share Options are valid for a period of 10 years from the date of grant

The Share Options were granted with the following vesting dates:

Number of Share Options	Vesting date (Note)

33,993	August 28, 2015	August 28, 2016	August 28, 2017

Note:	Shares Options are to be vested equally over 3 years on the relevant vesting dates.

(ii)	Restricted Shares

Date of grant	August 28, 2014
Number of Shares involved	17,001
Vesting Period	To be vested equally over 3 years from the date of grant

The grantee under this grant of restricted shares is not a connected person of the Company, and therefore such grant has no implication under Chapter 14A of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

By Order of the Board of
Melco Crown Entertainment Limited
Ho, Lawrence Yau Lung
Co-Chairman and Chief Executive Officer

Macau, August 29, 2014

As at the date of this announcement, the Board comprises one executive Director, namely Mr. Ho, Lawrence Yau Lung (Co-Chairman and Chief Executive Officer); five non-executive Directors, namely Mr. Packer, James Douglas (Co-Chairman), Mr. Wang, John Peter Ben, Mr. Chung, Clarence Yuk Man, Mr. Nisbet, William Todd, and Mr. Craigie, Rowen Bruce; and four independent non-executive Directors, namely Mr. MacKenzie, James Andrew Charles, Mr. Wu, Thomas Jefferson, Mr. Tsui, Yiu Wa Alec, and Mr. Mactier, Robert Wason.

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